UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On January 28, 2019, Qi Wang, an independent director and a member on all three standing committees of the Board, and of Rongbing Cui, a management director, delivered to the Board their respective resignation letters as Board members effective as of January 28, 2019. The foregoing resignations were not for any disagreements with the Company, its management or the Board.

Following the foregoing resignations, the Board appointed Owens Meng and Dandan Liu to fill the vacancies on the Board.

Since September 2013, Owens Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. From November 2007 to September 2013, he served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. From July 2003 to October 2007, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor of the Institute of Internal Auditors. He holds a Bachelor’s degree in accounting and economics from Beijing Technology and Business University. Mr. Meng has served as an independent director of China Customer Relations Centers, Inc. (Nasdaq: CCRC) since September 2014. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and compliance issues.

Dandan Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and has served as its CEO and Chairman since its inception. Ms. Liu has served as the Chairman of Hillshine Capital Management Limited since 2017. Ms. Liu was nominated as a director because of her diverse experiences in financial management and investment.

Having considered Mr. Meng’s and Ms. Liu’s respective backgrounds and qualifications, the Board has determined that Owens Meng was deemed “independent” for the purposes of the Board and committee membership under the Nasdaq and other applicable listing requirements. The Board also appointed Owens Meng to fill a vacancy on each of the Board’s standing committee effective as of the same date. Following these appointments, the Board consists of five members: Cui Rongfeng (Chairman), Lei Wang, Qiu Li, Owens Meng and Dandan Liu, of which Lei Wang, Qiu Li, and Owens Meng are deemed “independent” Board members.

There is no arrangement or understanding between the director appointees and any other persons pursuant to which they were appointed as discussed above. Nor are there any family relationships between the director appointees and any executive officers and directors. Further, there are no transactions involving the Company which transaction would be reportable pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 1, 2019	TDH Holdings, Inc.

	By:	/s/ Cui Rongfeng
	Name: Title:	Cui Rongfeng Chairman and Chief Executive Officer

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